MIRANDA GOLD CORP.

Suite 1500 – 701 West Georgia Street

Vancouver, B.C.

V7Y 1C6

April 4, 2007	TSX Venture Exchange Symbol: MAD

Frankfurt and Berlin Stock Exchange Symbol: MRG

NASD OTC Bulletin Board Exchange Symbol: MRDDF

   Tel: (604) 689-4580

  Fax: (604) 801-5911

    Toll Free: (877) 689-4580

 Email: mad@mirandagold.com

 Website: www.mirandagold.com

MIRANDA GOLD CORP. JOINT VENTURE UPDATES:

REDLICH, IRON POINT AND COAL CANYON

Redlich

Miranda Gold Corp. (TSX-V: MAD) (“Miranda”) is pleased to announce that Newcrest Resources Inc. (“Newcrest”) has started drilling on Miranda’s Redlich project in the Walker Lane mineral belt, Esmeralda County, Nevada.  Newcrest also staked an additional 52 lode claims to cover lands north and east of the current claim block.  The Redlich property now consists of 171 contiguous lode claims that cover 5.5 square miles (14.2sq km).

This phase of drilling will consist of two inclined core holes that will produce oriented core, totaling 2,500 ft (762m).  Both holes will be cored from surface and are designed to gather strike, dip, geometry, and rock quality data from mineralized zones and the surrounding country rock.  One core hole will twin drill hole R-73, a hole that intersected 55 ft of 0.046 oz Au/ton and 10 ft of 1.037 oz Au/ton (16.8m of 1.575 g Au/t and 3.1m of 35.514 g Au/t).  The core will confirm the geometry and alteration assemblages of these mineralized zones, and provide a high-quality sample for assay.  The second hole will test for deeper extensions to mineralized gold-bearing bonanza veins and stockwork-hosted gold mineralization near R-73.

In total, Newcrest has completed 37,564 ft (11,450m) of drilling in 61 drill holes at Redlich.  Drilling has focused on a northwest-trending fault corridor hosting high-grade gold in low-sulfidation quartz veins and thick, continuous zones of disseminated / quartz-stockwork-hosted gold surrounding the high grade veins.  Results from these drilling campaigns verify the presence of both styles of gold mineralization.  A three-dimensional model outlines a 1,000 ft east-west (305m) by 1,200 ft north-south (365m) mineralized envelope grading >0.01 oz Au/ton (>0.343 g Au/t) surrounding a higher-grade "vein" zone. This gold mineralization remains open to the west, southeast and south.

Iron Point

Miranda Gold geologists, on behalf of our Joint Venture partner White Bear Resources Inc. (“White Bear”), have initiated geologic mapping, a gravity survey and the collection of soil samples over the project area.  These data will be compiled with previous exploration results to identify opportunities worthy of follow-up drilling.

The Iron Point project consists of 178 unpatented lode mining claims that cover 5.8 square miles (14.9 sq km). Miranda holds title to 150 of the claims and has a leasehold interest on an additional 28 claims. The project is favorably located at the intersection of the Battle Mountain-Eureka trend with the Getchell Trend. Major producing mines within a 25-mile radius of the project represent over 30 million ounces of mined and remaining gold reserves.

Coal Canyon

Miranda has been notified by Golden Aria Corp. (“Golden Aria”) that effective March 23, 2007 the Venture Agreement between the two companies at Coal Canyon has been terminated.  Miranda wishes to thank Golden Aria for its contributions to the project.

The Coal Canyon property consists of 64 unpatented lode claims in the center of the Cortez Trend, approximately three miles south of the Cortez Joint Venture's ET Blue project and adjoining the northeast side of US Gold's Tonkin Springs property.

Miranda is pleased to regain 100% control of the Coal Canyon project and believes that quality exploration targets remain untested on the property.  Recent drilling has added to Miranda’s understanding of exploration opportunities and the depth to favorable host rocks.  The Company is optimistic that a new partner will be found to advance exploration opportunities.

The data disclosed in this press release have been reviewed and verified by Company Senior Geologist Steven Koehler, P. Geo., BSc. Geology and Qualified Person as defined by National Instrument 43-101.

Corporate Profile

Miranda Gold Corp. is a gold exploration company active in Nevada and whose emphasis is on generating gold exploration projects within the Battle Mountain-Eureka and Cortez Trends. Miranda performs its own grass roots exploration and then employs a joint venture business model on its projects in order to maximize exposure to discovery while minimizing exploration risk. Miranda has ongoing partnerships with Newcrest Resources Inc., Barrick Gold Exploration Inc., the Cortez Joint Venture, the Buckhorn Joint Venture, Romarco Minerals Inc., and White Bear Resources Inc.

ON BEHALF OF THE BOARD

“Kenneth Cunningham”

Kenneth Cunningham

President and CEO

For more information visit the Company’s web site at www.mirandagold.com or contact Fiona Grant, Manager, Investor Relations 1-877-689-4580.

The TSX Venture Exchange neither agrees nor disagrees with the information contained herein.

This news release may contain information about adjacent properties on which we have no right to explore or mine. We advise U.S. investors that the SEC's mining guidelines strictly prohibit information of this type in documents filed with the SEC. U.S. investors are cautioned that mineral deposits on adjacent properties are not indicative of mineral deposits on our properties. This news release may contain forward-looking statements including but not limited to comments regarding the timing and content of upcoming work programs, geological interpretations, receipt of property titles, potential mineral recovery processes, etc. Forward-looking statements address future events and conditions and therefore involve inherent risks and uncertainties. Actual results may differ materially from those currently anticipated in such statements.